

Executive Summary

Still Company delivers LIFE relived through custom prints on non-traditional material brought to LIFE by Augmented Reality.

Business Model

The company's business will be to manufacture custom photographic wall art print décor in a totally new and revolutionary way. Still Company will be the first online image printing business to use augmented reality technology and seamlessly integrate it into our customer's print products, e.g., we will be the first company to embed a video of the LIFE experience into the actual wall art.

Our Ambitions

The consumer online image printing industry stands as a $2.4-billion-dollar market in the United States. There is and will always be a need to decorate the walls of our world. We're taking it to the next level by making wall art "come to life".

- Goal #1 is to become the fastest growing online wall art photographic printing business in the United States dedicated to supplying quality prints through new innovative techniques.
- Despite the "over-the-top" media coverage of startups, the truth is that throughout the nation (and with the exception of a few bright spots like Silicon Valley), entrepreneurship is dying. The percentage of under-30-year-olds owning a private company has fallen from 10.6% in 1989 to 3.6% in 2014. Chris Fisher (Owner / Founder 28) of the company hopes to be a part of the new "resistance" using innovative capital formation and distribution technologies, like those available on Wefunder, to bring back business ownership to those 1989 levels.

Why Now

- InfoTrends Worldwide Reports that over 1 trillion photos were taken by people in 2015, growing at a 16.2% CAGR, and estimates that by 2017 nearly 80% of all images will be taken with a phone.
- Digi Capital forecasts that Augmented Reality could hit $120B in revenue by 2020 and, although there is a lot of buzz around headsets and applications, Still Company is one of the first businesses to offer an actual AR product.
- Still Company is far ahead of the pack in that we have proven technology and have a clear strategy for how we will bring both our print products and our patent-pending Augmented Reality application technology to mass market.

Primary Use of Funds

1. Continue development of our Augmented Reality application technology for Android and iOS.
2. Refine the business model based on market reaction and reception.
3. Development and finalization of the web to print online platform and infrastructure.

Terms

We're raising $200,000 at $2M pre-money valuation to accelerate the timeline for launching our operations. If we're successful in raising our stretch goal of $200,000, we will close this round and begin bringing our technology to market. We don't intend to raise a Series A until after our first year of production. For questions, email the Owner and Founder, Chris Fisher at chrisfisher@stillcompany.com or see our profile, www.wefunder.com/stillcompany for more information on our terms and company documents.